

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2026

Charles DiBona
Chief Financial Officer
Data I/O Corporation
6645 185th Ave N.E., Suite 100
Redmond, WA 98052

> **Re: Data I/O Corporation**
> **Registration Statement on Form S-3**
> **Filed January 9, 2026**
> **File No. 333-292649**

Dear Charles DiBona:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Kimberley Anderson, Esq.